SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2003

AINSWORTH LUMBER CO. LTD.
(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No   X

Documents Included as Part of this Report

No.	Document

1.	Press release dated May 12, 2003

2.	Interim Report to Shareholders for the Three months ended March 31, 2003

3.	Segmented Financial Information for the Three months ended March 31, 2003

Document 1

NEWS RELEASE
For Immediate Release
Monday, May 12, 2003
2003 First Quarter Financial Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

IMPROVED OSB PRICES DRIVE POSITIVE FIRST QUARTER
RESULTS

VANCOUVER, BRITISH COLUMBIA — Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported income (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $1.7 million for the first quarter of 2003. This compared to a loss of $11.7 million in the preceding quarter and a loss of $2.2 million in the first quarter of 2002. After including the unrealized gain on the translation of US$ denominated debt and after income taxes, net income was $26.1 million or $1.80 per share for the first quarter of 2003. This compared to a net loss of $10.9 million or $0.75 per share in the preceding quarter and a net loss of $2.0 million or $0.14 per share in the first quarter of 2002.

“During the first quarter the company benefited significantly from the overall improvement in OSB prices. Despite the negative impact caused by the stronger Canadian dollar, Ainsworth’s average OSB price increased by 5.5% compared to the preceding quarter and 3.2% compared to the first quarter of 2002. Our continued focus on productivity improvement, particularly at the High Level OSB facility, resulted in a 2.4% increase in overall OSB production volume year over year. The significant improvement in operating earnings compared to the preceding quarter is attributable to improved market conditions and additional production and shipment volumes of OSB”, said Brian Ainsworth, Chairman and Chief Executive Officer.

The increase in net income to $26.1 million from a loss of $2.0 million in the first quarter of 2002 is explained primarily by the significant increase in the unrealized foreign exchange gain (loss) on US$ denominated debt (from a loss of $0.4 million in 2002 to a gain of $30.9 million in 2003). Other factors impacting the substantial improvement in net income (loss) included a substantial improvement in operating earnings (28.6%) and a $0.8 million decline in finance expense. The increase in net income to $26.1 million compared to the loss of $10.9 million in the preceding quarter is attributable to the significant increase in the unrealized foreign exchange gain (from a gain of $2.7 million in the preceding quarter to a gain of $30.9 million in 2003), the significant improvement in operating earnings (from $4.3 million in the preceding quarter to $16.2 million in 2003), a reduction in selling and administration costs, and an increase in other income.

Operating earnings before amortization, plus interest and other income (EBITDA) for the first quarter of 2003 was $24.8 million compared to $12.5 million in the preceding quarter and $21.9 million in the first quarter of 2002. EBITDA increased by $12.3 million (98.4%) from the preceding quarter due to several factors, including a significant increase in OSB prices (5.5%) and OSB shipment volumes (3.8%) and a reduction in selling and administration costs of $0.7 million. The 13.2% increase in EBITDA compared to the first quarter of 2002 was primarily due to a 3.2% increase in OSB prices, while shipment volumes were relatively consistent year over year. Another factor favourably impacting EBITDA was a $1.3 million reduction in selling and administration costs year over year. The reduction in selling and administration costs reflects the company’s continued efforts to reduce costs.

During the quarter, the company’s newest OSB plant in High Level, Alberta, experienced significant productivity improvements. The High Level facility operated at approximately 65% of capacity during the quarter. This represented a 17.7% increase in production volumes compared to first quarter of 2002 and a 7.0% increase compared to the preceding quarter. A 10-day maintenance shut-down is scheduled at High Level in the second quarter to complete major repairs to the press. This operation continues to provide the company with a significant opportunity for improvement in operating and financial results.

Sales in the first quarter of 2003 were $91.2 million, representing an increase of $7.5 million (9.0%) from the preceding quarter and an increase of $2.3 million (2.6%) over the corresponding period in 2002. OSB sales represented approximately 75% of the company’s total sales for both the first quarter of 2003 and 2002 and the fourth quarter of 2002. OSB sales were relatively stable year over year as the increase in OSB prices was partially offset by a marginal decline in OSB shipment volumes. Plywood sales increased by $4.1 million (29.5%) compared to the first quarter of 2002 as shipment volumes increased by 50.4% while prices declined by 14.0%. Lumber sales declined by

$2.9 million, compared to the first quarter of 2002, to $0.8 million as the Abbotsford finger-joined lumber facility was temporarily shut-down due to market conditions.

Cash used by operating activities, after changes in non-cash working capital, was $22.1 million for the first quarter of 2003 compared to $26.8 million in the in the first quarter of 2002 and $5.8 million in cash provided by operating activities in the preceding quarter. The significant use of cash by our operations is explained by the seasonal build-up of log inventories. The improvement in the cash utilized by our operations compared to the corresponding period in 2002 is attributable to the $3.6 million increase in operating earnings year over year. Ainsworth ended the quarter with a cash balance of $57.0 million compared to $80.2 million at December 31, 2002 and $60.2 million at the end of the first quarter of 2002.

During the quarter, capital expenditures totaled $1.9 million compared to $7.9 million in the preceding quarter and $1.0 million in the corresponding period in 2002. The majority of the company’s capital expenditures in the first quarter of 2003 were focused on the Grande Prairie and High Level OSB operations.

In the first quarter of 2003, the British Columbia government introduced the Forestry Revitalization Plan which will result in significant changes to the provincial forest management structure. The plan includes a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction based timber pricing system. Although, the legislation has been enacted, the regulations and basis for compensation for the 20% timber reduction have not been published. The province has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges. The effect of the timber take-back will result in a reduction of approximately 29,600 cubic meters of the company’s existing allowable annual cut. The effect of the plan on the company’s financial position and results of operations is not possible to accurately predict at this time. The company will record the effects of the plan when the amounts to be recorded are determinable.

Brian Ainsworth concluded by saying, “Despite the economic uncertainty that exists at this time, we are encouraged by the significant productivity improvements at our High Level OSB facility. Improvements in the production volumes at the Grande Prairie OSB facility are also anticipated, thereby allowing us to increase the volume of OSB delivered to our customers. The anticipated increase in our OSB production volumes and the strength of OSB pricing experienced to date in 2003 give us some optimism for the remainder of the year.”

Ainsworth will hold a conference call at 8:00 am PST (11:00 am EST) on Tuesday, May 13, 2003 to discuss the company’s first quarter results. To access the conference call, listeners should dial 1-888-724-7043 (reservation number 21143773). For those unable to participate in the live call, a recording of the call will be available until May 20, 2003 and can be accessed at 1-800-558-5253 (reservation number 21143773).

The company’s interim report to shareholders for the period ended March 31, 2003 will be available on Ainsworth’s web-site at www.Ainsworth.ca, effective May 16, 2003.

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion board feet of oriented strand board (OSB), 155 million square feet of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, its operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., its operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

For further information please contact:

Ainsworth Lumber Co. Ltd.

Catherine Ainsworth
Chief Operating Officer
(604) 661-3200

Or

Michael Ainsworth
Executive Vice-President
(604) 661-3200

Or

Jim Logan
Chief Financial Officer
(604) 661-3200

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

	March 31	December 31
	2003	2002

	(Unaudited)	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$56,973	$80,195
Accounts receivable	30,739	25,198
Inventories	65,696	50,906
Income taxes receivable	—	120
Prepaid expenses	1,609	2,655

	155,017	159,074
CAPITAL ASSETS	362,959	369,263
OTHER ASSETS	24,869	26,715

	$542,845	$555,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	18,709	17,415
Accrued liabilities	21,240	36,954
Income taxes payable	5	—
Current portion of long term debt	48	46

	40,002	54,415
REFORESTATION OBLIGATION	5,338	4,634
LONG TERM DEBT	409,620	440,332
FUTURE INCOME TAXES	13,396	7,300

	468,356	506,681

SHAREHOLDERS’ EQUITY
Capital stock	53,083	53,083
Contributed Surplus	375	375
Retained earnings (deficit)	21,031	(5,087)

	74,489	48,371

	$542,845	$555,052

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR — CATHERINE AINSWORTH	DIRECTOR — ALLEN AINSWORTH

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of dollars, except per share data) Unaudited

	Three months ended March 31

	2003	2002

SALES	$91,165	$88,940

COSTS AND EXPENSES
Costs of products sold	62,723	62,647
Selling and administration	4,113	5,414

	66,836	68,061

OPERATING EARNINGS BEFORE AMORTIZATION	24,329	20,879
AMORTIZATION OF CAPITAL ASSETS	8,163	8,297

OPERATING EARNINGS	16,166	12,582

FINANCE EXPENSE
Interest charges	(13,782)	(14,610)
Amortization charges	(1,192)	(1,177)

	(14,974)	(15,787)
OTHER INCOME (EXPENSE)
Interest and other	468	1,014

	(14,506)	(14,773)

INCOME (LOSS) BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	1,660	(2,191)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	30,909	(394)

INCOME (LOSS) BEFORE INCOME TAXES	32,569	(2,585)
INCOME TAX EXPENSE (RECOVERY)	6,451	(547)

NET INCOME (LOSS)	26,118	(2,038)
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	(5,087)	12,786

RETAINED EARNINGS, END OF PERIOD	$21,031	$10,748

Basic and diluted Income (loss) per share (dollars)	$1.80	$(0.14)

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars) Unaudited

	Three months ended March 31

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$26,118	$(2,038)
Amounts not requiring an outlay of cash
Amortization of capital assets	8,163	8,297
Amortization of financing costs	629	618
Amortization of debt discount	209	209
Unrealized foreign exchange loss (gain); long term debt	(30,909)	394
Amortization of consent and commitment fees	441	351
Non-cash stock-based compensation	—	67
Loss on disposal of capital assets	7	—
Change in non-current reforestation obligation	704	553
Future income taxes	6,096	(897)
Change in non-cash operating working capital	(33,580)	(34,325)

Cash used in operating activities	(22,122)	(26,771)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(1,879)	(993)
Decrease in other assets	777	1,080
Proceeds on disposal of capital assets	13	—

	(1,089)	87

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(11)	(36)

	(11)	(36)

NET CASH OUTFLOW	(23,222)	(26,720)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	80,195	86,962

CASH AND CASH EQUIVALENTS, END OF PERIOD	$56,973	$60,242

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statement
Three months period ended March 31, 2003 and 2002
(Unaudited)

1.	BASIS OF PRESENTATION

The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except where stated below. These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2002. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.	CONTINGENT ITEM

In March 2003, the Government of B.C. (“Crown”) introduced the Forestry Revitalization Plan (the “Plan”) that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licences. As well, through legislation, licensees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Crown has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

The effect of the timber take-back will result in a reduction of approximately 29,600 cubic metres of the Company’s allowable annual cut. The effect of the Plan on the Company’s financial position and results of operations is not determinable at this time. The Company will record the effects of the plan when the amounts to be recorded are determinable.

AINSWORTH LUMBER CO. LTD.
Other Information

	March 31

	2003	2002

Selected Balance Sheet Items ($000’s)
Cash	$56,973	$60,242
Total assets	$542,845	$570,825
Total debt	$409,668	$444,332
Shareholders’ equity	$74,489	$64,243

		Three Months ended March 31

		2003	2002

Reconciliation of Net Income (Loss) to EBITDA ($000’s)
Net Income (Loss)		$26,118	$(2,038)
Add:	Depreciation and amortization	8,163	8,297
	Finance expense	14,974	15,787
	Income and large corporation tax expense (recovery)	6,451	(547)
	Unrealized foreign exchange (gain) loss	(30,909)	394

EBITDA		$24,797	$21,893

Product Sales ($000’s)
OSB		$68,811	$66,861
Plywood		18,015	13,918
Veneer		2,973	4,032
Lumber		784	3,695
Chips		582	434

		$91,165	$88,940

Geographic Sales Distribution ($000’s)
Canada		$19,121	$14,141
USA		64,264	66,235
Europe		2,350	902
Asia		5,430	7,662

		$91,165	$88,940

Product Shipment Volumes
OSB	(msf-3/8")	324,168	324,944
Plywood	(msf-3/8")	30,483	20,265
Veneer	(msf-3/8")	14,289	19,204
Lumber	(mfbm)	2,053	8,292
Chips	(BDUs)	9,242	6,806

Production Volumes
OSB	(msf-3/8")	327,303	319,603
Plywood	(msf-3/8")	30,325	21,046
Veneer	(msf-3/8") {Note 1}	50,294	42,789
Lumber	(mfbm)	—	7,157
Chips	(BDUs)	9,242	6,806

Note 1: includes transfer volumes to Savona (for plywood production)

Document 2

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2003

Ainsworth First Quarter 2003

LETTER TO SHAREHOLDERS

Results of Operations

Ainsworth Lumber Co. Ltd. generated income (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $1.7 million for the first quarter of 2003. This compared to a loss of $11.7 million in the preceding quarter and a loss of $2.2 million in the first quarter of 2002. After including the unrealized gain on the translation of US$ denominated debt and after income taxes, net income was $26.1 million or $1.80 per share for the first quarter of 2003. This compared to a net loss of $10.9 million or $0.75 per share in the preceding quarter and a net loss of $2.0 million or $0.14 per share in the first quarter of 2002.

During the first quarter the company benefited significantly from the overall improvement in OSB prices. Despite the negative impact caused by the stronger Canadian dollar, Ainsworth’s average OSB price increased by 5.5% compared to the preceding quarter and 3.2% compared to the first quarter of 2002. Our continued focus on productivity improvement, particularly at the High Level OSB facility, resulted in a 2.4% increase in overall OSB production volume year over year. The significant improvement in operating earnings compared to the preceding quarter is attributable to improved market conditions and additional production and shipment volumes of OSB.

The increase in net income to $26.1 million from a loss of $2.0 million in the first quarter of 2002 is explained primarily by the significant increase in the unrealized foreign exchange gain (loss) on US$ denominated debt (from a loss of $0.4 million in 2002 to a gain of $30.9 million in 2003). Other factors impacting the substantial improvement in net income (loss) included a substantial improvement in operating earnings (28.6%) and a $0.8 million decline in finance expense. The increase in net income to $26.1 million compared to the loss of $10.9 million in the preceding quarter is attributable to the significant increase in the unrealized foreign exchange gain (from a gain of $2.7 million in the preceding quarter to a gain of $30.9 million in 2003), the significant improvement in operating earnings (from $4.3 million in the preceding quarter to $16.2 million in 2003), a reduction in selling and administration costs, and an increase in other income.

Operating earnings before amortization, plus interest and other income (EBITDA) for the first quarter of 2003 was $24.8 million compared to $12.5 million in the preceding quarter and $21.9 million in the first quarter of 2002. EBITDA increased by $12.3 million (98.4%) from the preceding quarter due to several factors, including a significant increase in OSB prices (5.5%) and OSB shipment volumes (3.8%) and a reduction in selling and administration costs of $0.7 million. The 13.2% increase in EBITDA compared to the first quarter of 2002 was primarily due to a 3.2% increase in OSB prices, while shipment volumes were relatively consistent year over year. Another factor favourably impacting EBITDA was a $1.3 million reduction in selling and administration costs year over year. The reduction in selling and administration costs reflects the company’s continued efforts to reduce costs.

Sales in the first quarter of 2003 were $91.2 million, representing an increase of $7.5 million (9.0%) from the preceding quarter and an increase of $2.3 million (2.6%) over the corresponding period in 2002. OSB sales represented approximately 75% of the company’s total sales for both the first quarter of 2003 and 2002 and the fourth quarter of 2002. OSB sales were relatively stable year over year as the increase in OSB prices was partially offset by a marginal decline in OSB shipment volumes. Plywood sales increased by $4.1 million (29.5%) compared to the first quarter of 2002 as shipment volumes increased by 50.4% while prices declined by 14.0%. Lumber sales declined by $2.9 million, compared to the first quarter of 2002, to $0.8 million as the Abbotsford finger-joined lumber facility was temporarily shut-down due to market conditions.

The High Level Facility

During the quarter, the company’s newest OSB plant in High Level, Alberta, experienced significant productivity improvements. The High Level facility operated at approximately 65% of capacity during the quarter. This represented a 17.7% increase in production volumes compared to first quarter of 2002 and a 7.0% increase compared to the preceding quarter. A 10-day maintenance shut-down is scheduled at High Level in the second quarter to complete major repairs to the press. This operation continues to provide the company with a significant opportunity for improvement in operating and financial results.

Cash Flow and Financial Position

Cash used by operating activities, after changes in non-cash working capital, was $22.1 million for the first quarter of 2003 compared to $26.8 million in the first quarter of 2002 and $5.8 million in cash provided by operating activities in the preceding quarter. The significant use of cash by our operations is explained by the seasonal build-up of log inventories. The improvement in the cash utilized by our operations compared to the corresponding period in 2002 is attributable to the $3.6 million increase in operating earnings year over year. Ainsworth ended the quarter with a cash balance of $57.0 million compared to $80.2 million at December 31, 2002 and $60.2 million at the end of the first quarter of 2002.

During the quarter, capital expenditures totaled $1.9 million compared to $7.9 million in the preceding quarter and $1.0 million in the corresponding period in 2002. The majority of the company’s capital expenditures in the first quarter of 2003 were focused on the Grande Prairie and High Level OSB operations.

Forestry Revitalization Plan

In the first quarter of 2003, the British Columbia government introduced the Forestry Revitalization Plan which will result in significant changes to the provincial forest management structure. The plan includes a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction based timber pricing system. Although, the legislation has been enacted, the regulations and basis for compensation for the 20% timber reduction have not been published. The province has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges. The effect of the timber take-back will result in a reduction of approximately 29,600 cubic meters of the company’s existing allowable annual cut. The effect of the plan on the company’s financial position and results of operations is not possible to accurately predict at this time. The company will record the effects of the plan when the amounts to be recorded are determinable.

Outlook

Despite the economic uncertainty that exists at this time, we are encouraged by the significant productivity improvements at our High Level OSB facility. Improvements in the production volumes at the Grande Prairie OSB facility are also anticipated, thereby allowing us to increase the volume of OSB delivered to our customers. The anticipated increase in our OSB production volumes and the strength of OSB pricing experienced to date in 2003 give us some optimism for the remainder of the year.

President	Chairman & CEO	COO & Corporate Secretary

May 14, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2003

Overview

Sales in the first quarter of 2003 were $91.2 million compared to $88.9 million in the first quarter of 2002, representing an increase of 2.6%. Despite a marginal decrease in OSB shipment volumes, OSB revenue increased on account of improved OSB prices. Plywood sales revenue increased significantly during the quarter due to increased shipment volumes, while lumber and veneer sales revenue declined due to decreased shipment volumes.

During the quarter, the company generated income (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $1.7 million compared to a loss of $2.2 million in the first quarter of 2002. After including the unrealized gain on the translation of US$ denominated debt and income taxes, the net income was $26.1 million compared to a net loss of $2.0 million for the corresponding period in 2002. The increase in net income year over year is explained by the significant increase in the unrealized foreign exchange (gain) loss on US$ denominated debt (from a loss of $0.4 million in 2002 to a gain of $30.9 million in 2003). Other factors impacting the substantial improvement in net income (loss) include a substantial improvement in operating earnings (28.6%) and a $0.8 million decline in finance expense.

Operating earnings before amortization, plus interest and other income (EBITDA) was $24.8 million compared to $21.9 million in the first quarter of 2002, representing an increase of 13.2%. The increase in EBITDA compared to the corresponding period in 2002 is explained by a 3.2% increase in OSB prices and a $1.3 million reduction in selling and administration costs.

Financial Highlights

Sales in the first quarter of 2003 were $91.2 million, representing an increase of $2.3 million or 2.6% over the corresponding period in 2002. OSB sales represented approximately 75% of the company’s total sales for both the first quarter of 2003 and 2002. The marginal increase in sales revenue compared to the first quarter of 2003 was attributable to an increase in OSB and plywood sales revenue, partially offset by a decline in veneer and lumber sales revenue.

Sales of OSB for the first quarter of 2003 were $68.8 million compared to $66.9 million in 2002, representing an increase of $1.9 million or 2.8%. Despite a marginal decline in shipment volumes, OSB sales increased on account of a 3.2% increase in OSB prices. Sales of specialty plywood in the first quarter of 2003 were $18.0 million compared to $13.9 million in 2002, representing an increase of $4.1 million or 29.5%. The increase in plywood sales was attributable to a 50.4% increase in shipment volumes which was partially offset by a 14.0% decline in the average sales price. Lumber sales declined by $2.9 million compared to the first quarter of 2002, to $0.8 million, as the Abbotsford finger-joined lumber facility was temporarily shut-down due to poor market conditions.

Cost of products sold in the first quarter of 2003 was $62.7 million compared to $62.6 million in 2002. The consistency of cost of products sold year over year reflects the fact that OSB shipment volumes were consistent with the corresponding period in the prior year while the increase in plywood shipment volumes was offset by the decrease in veneer and lumber shipment volumes.

OSB cost of products sold was $44.3 million compared to $44.0 million in 2002 as shipment volumes and per unit production costs remained stable. Specialty plywood and veneer cost of products sold increased by $3.6 million (24.2%) compared to the first quarter of 2002 primarily as a result of a 50.4% increase in shipment volumes of plywood which was partially offset by a reduction in per unit cost associated with the additional commodity sheathing volumes shipped.

Lumber cost of products sold decreased by $2.4 million to $1.0 million due to a 75.2% reduction in shipment volumes following the temporary shut-down of the mill on December 20, 2002.

Selling and administration expense for the first quarter of 2003 decreased by $1.3 million, to $4.1 million in the first quarter of 2003. The decrease in selling and administration costs reflects the company’s continued efforts to reduce costs.

Amortization of capital assets for the first quarter of 2003 was $8.2 million compared to $8.3 million in the corresponding period in the prior year. Amortization is consistent with the first quarter of 2002 as OSB production volume was generally consistent with the first quarter of 2002.

Operating earnings increased by $3.6 million (28.6%) compared to the first quarter of 2002. The improvement in operating earnings is explained primarily by a 3.2% increase in OSB prices and a $1.3 million reduction in selling and administration costs.

Finance expense, excluding unrealized foreign exchange loss on US$ denominated debt was $15.0 million compared to $15.8 million in 2002, representing a decrease of $0.8 million.

During the quarter the company recognized other income of $0.5 million compared to $1.0 million in 2002. The decrease in other income relates to the increase in the foreign exchange loss associated with the company’s working capital, from $0.1 million in 2002 to $0.4 million in 2003.

The company recognized a $30.9 million unrealized foreign exchange gain associated with its US$ denominated debt in the quarter compared to a gain of $0.4 million in 2002. The substantial gain recognized in 2003 reflects the appreciation in the value of the Canadian dollar vis-a-vis the US dollar (from a rate of $US 0.6339 per Canadian dollar at December 31, 2002 to a rate of $US 0.6813 per Canadian dollar at March 31, 2003).

Income tax expense for the first quarter of 2003 was $6.5 million compared to a recovery of $0.6 million in 2002. The tax expense in 2003 reflects the significant increase in pre-tax income and the treatment of the unrealized foreign exchange gain as a capital item.

Operating Highlights

Overall, OSB production volume in the first quarter of 2003 increased by 2.4% compared to 2002. During the quarter the company’s newest OSB plant in High Level, Alberta, experienced significant productivity improvements. Compared to the first quarter of 2002, the High Level facility generated a 17.7% increase in production volume. The High Level facility operated at 65% of its design capacity during the first quarter of 2003. OSB production volume at the company’s 100 Mile House and Grande Prairie facilities was generally consistent with the prior year.

Plywood production volume increased by 44.1% compared to the first quarter of 2002. The substantial increase in plywood production volume is attributable to the company’s efforts to maximize the production volume to lower per unit costs, along with improved market conditions for commodity sheathing.

Veneer production increased by 17.6% in the quarter compared to 2002 reflecting the increased need for veneer to produce the company’s specialty and sheathing plywood. Due to the market related shut-down of the company’s finger-joined lumber facility there was no production of lumber during the quarter.

Cash Flow and Liquidity

Cash used in operations, after changes in non-cash working capital, was $22.1 million for the first quarter of 2003 compared to $26.8 million in the first quarter of 2002. The significant use of cash by our operations is explained by the increase in non-cash working capital. Non-cash working capital increased by $33.6 million in 2003 compared to $34.3 million in 2002. The increase in non-cash working capital in both 2003 and 2002 is explained by the seasonal build-up of log inventories. The reduction in cash utilized by our operations compared to the corresponding period in 2002 is attributable to the $3.6 million increase in operating earnings year over year.

During the quarter, capital expenditures totaled $1.9 million compared to $1.0 million in the first quarter of 2002. The majority of the company’s capital expenditures in the first quarter of 2003 were focused on the Grande Prairie and High Level OSB operations.

At March 31, 2003 we had $57.0 million in cash available compared to $80.2 million at December 31, 2002 and $60.2 million at the end of the first quarter of 2002. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. Our cash flow is subject to general economic, industry, and legislative conditions that are beyond our control.

Outlook

Despite the economic uncertainty that exists, we are encouraged by the significant productivity improvements at our High Level OSB facility. The High Level facility continues to provide the company with a significant opportunity for improvement in operating and financial results. Improvements in the production volumes at the Grande Prairie OSB facility are also anticipated, thereby allowing us to increase the volume of OSB delivered to our customers.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

	March 31	December 31
	2003	2002

	(Unaudited)	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$56,973	$80,195
Accounts receivable	30,739	25,198
Inventories	65,696	50,906
Income taxes receivable	—	120
Prepaid expenses	1,609	2,655

	155,017	159,074
CAPITAL ASSETS	362,959	369,263
OTHER ASSETS	24,869	26,715

	$542,845	$555,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	18,709	17,415
Accrued liabilities	21,240	36,954
Income taxes payable	5	—
Current portion of long term debt	48	46

	40,002	54,415
REFORESTATION OBLIGATION	5,338	4,634
LONG TERM DEBT	409,620	440,332
FUTURE INCOME TAXES	13,396	7,300

	468,356	506,681

SHAREHOLDERS’ EQUITY
Capital stock	53,083	53,083
Contributed Surplus	375	375
Retained earnings (deficit)	21,031	(5,087)

	74,489	48,371

	$542,845	$555,052

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR — CATHERINE AINSWORTH	DIRECTOR — ALLEN AINSWORTH

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of dollars, except per share data) Unaudited

	Three months ended March 31

	2003	2002

SALES	$91,165	$88,940

COSTS AND EXPENSES
Costs of products sold	62,723	62,647
Selling and administration	4,113	5,414

	66,836	68,061

OPERATING EARNINGS BEFORE AMORTIZATION	24,329	20,879
AMORTIZATION OF CAPITAL ASSETS	8,163	8,297

OPERATING EARNINGS	16,166	12,582

FINANCE EXPENSE
Interest charges	(13,782)	(14,610)
Amortization charges	(1,192)	(1,177)

	(14,974)	(15,787)
OTHER INCOME (EXPENSE)
Interest and other	468	1,014

	(14,506)	(14,773)

INCOME (LOSS) BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	1,660	(2,191)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	30,909	(394)

INCOME (LOSS) BEFORE INCOME TAXES	32,569	(2,585)
INCOME TAX EXPENSE (RECOVERY)	6,451	(547)

NET INCOME (LOSS)	26,118	(2,038)
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	(5,087)	12,786

RETAINED EARNINGS, END OF PERIOD	$21,031	$10,748

Basic and diluted Income (loss) per share (dollars)	$1.80	$(0.14)

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars) Unaudited

	Three months ended March 31

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$26,118	$(2,038)
Amounts not requiring an outlay of cash
Amortization of capital assets	8,163	8,297
Amortization of financing costs	629	618
Amortization of debt discount	209	209
Unrealized foreign exchange loss (gain); long term debt	(30,909)	394
Amortization of consent and commitment fees	441	351
Non-cash stock-based compensation	—	67
Loss on disposal of capital assets	7	—
Change in non-current reforestation obligation	704	553
Future income taxes	6,096	(897)
Change in non-cash operating working capital	(33,580)	(34,325)

Cash used in operating activities	(22,122)	(26,771)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(1,879)	(993)
Decrease in other assets	777	1,080
Proceeds on disposal of capital assets	13	—

	(1,089)	87

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(11)	(36)

	(11)	(36)

NET CASH OUTFLOW	(23,222)	(26,720)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	80,195	86,962

CASH AND CASH EQUIVALENTS, END OF PERIOD	$56,973	$60,242

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statement
Three month period ended March 31, 2003 and 2002
(Unaudited)

1.	BASIS OF PRESENTATION

The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except where stated below. These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2002. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.	CONTINGENT ITEM

In March 2003, the Government of B.C. (“Crown”) introduced the Forestry Revitalization Plan (the “Plan”) that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licences. As well, through legislation, licensees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Crown has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

The effect of the timber take-back will result in a reduction of approximately 29,600 cubic metres of the Company’s allowable annual cut. The effect of the Plan on the Company’s financial position and results of operations is not determinable at this time. The Company will record the effects of the plan when the amounts to be recorded are determinable.

AINSWORTH LUMBER CO. LTD.
Other Information

	March 31

	2003	2002

Selected Balance Sheet Items ($000’s)
Cash	$56,973	$60,242
Total assets	$542,845	$570,825
Total debt	$409,668	$444,332
Shareholders’ equity	$74,489	$64,243

		Three Months ended March 31

		2003	2002

Reconciliation of Net Income (Loss) to EBITDA ($000’s)
Net Income (Loss)		$26,118	$(2,038)
Add:	Depreciation and amortization	8,163	8,297
	Finance expense	14,974	15,787
	Income and large corporation tax expense (recovery)	6,451	(547)
	Unrealized foreign exchange (gain) loss	(30,909)	394

EBITDA		$24,797	$21,893

Product Sales ($000’s)
OSB		$68,811	$66,861
Plywood		18,015	13,918
Veneer		2,973	4,032
Lumber		784	3,695
Chips		582	434

		$91,165	$88,940

Geographic Sales Distribution ($000’s)
Canada		$19,121	$14,141
USA		64,264	66,235
Europe		2,350	902
Asia		5,430	7,662

		$91,165	$88,940

Product Shipment Volumes
OSB	(msf-3/8")	324,168	324,944
Plywood	(msf-3/8")	30,483	20,265
Veneer	(msf-3/8")	14,289	19,204
Lumber	(mfbm)	2,053	8,292
Chips	(BDUs)	9,242	6,806

Production Volumes
OSB	(msf-3/8")	327,303	319,603
Plywood	(msf-3/8")	30,325	21,046
Veneer	(msf-3/8") {Note 1}	50,294	42,789
Lumber	(mfbm)	—	7,157
Chips	(BDUs)	9,242	6,806

Note 1: includes transfer volumes to Savona (for plywood production)

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet — 3/8” of oriented strand board (OSB), 155 million square feet — 3/8” of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contact:

Jim Logan
Senior Vice President & CFO
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: jiml@ainsworth.ca

Common shares of Ainsworth Lumber Co. Ltd. are traded on the Toronto Stock Exchange under the symbol: ANS

Visit our web-site: www.ainsworth.ca

Document 3

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three months ended March 31, 2003 and 2002
(Unaudited)

SEGMENTED INFORMATION

The terms of the 13.875% senior secured notes due July 15, 2007 require special disclosure, segmenting the company’s interest into the High Level project, the non-OSB assets, and the remainder of the operations of the company.

Non-OSB assets, by definition, include the company’s veneer and plywood operations.

The remainder of the operations includes the 100 Mile House and Grande Prairie OSB facilities and the Abbotsford finger-joined lumber facility, and are described below as “Other”.

Finance expense and income taxes are not segmented as these corporate activities reflect the overall business of the company, not those of individual segments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Sales in the first quarter of 2003 were $91.2 million compared to $88.9 million in the first quarter of 2002, representing an increase of 2.6%. Despite a marginal decrease in OSB shipment volumes, OSB revenue increased on account of improved OSB prices. Plywood sales revenue increased significantly during the quarter due to increased shipment volumes, while lumber and veneer sales revenue declined due to decreased shipment volumes.

During the quarter, the company generated income (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $1.7 million compared to a loss of $2.2 million in the first quarter of 2002. After including the unrealized gain on the translation of US$ denominated debt and income taxes, the net income was $26.1 million compared to a net loss of $2.0 million for the corresponding period in 2002. The increase in net income year over year is explained by the significant increase in the unrealized foreign exchange (gain) loss on US$ denominated debt (from a loss of $0.4 million in 2002 to a gain of $30.9 million in 2003). Other factors impacting the substantial improvement in net income (loss) include a substantial improvement in operating earnings (28.6%) and a $0.8 million decline in finance expense.

Operating earnings before amortization, plus interest and other income (EBITDA) was $24.8 million compared to $21.9 million in the first quarter of 2002, representing an increase of 13.2%. The increase in EBITDA compared to the corresponding period in 2002 is explained by a 3.2% increase in OSB prices and a $1.3 million reduction in selling and administration costs.

Financial Highlights

Sales in the first quarter of 2003 were $91.2 million, representing an increase of $2.3 million or 2.6% over the corresponding period in 2002. Sales of OSB for the first quarter of 2003 were $68.8 million compared to $66.9 million in 2002, representing an increase of $1.9 million or 2.8%. Despite a marginal decline in shipment volumes, OSB sales increased on account of a 3.2% increase in OSB prices. OSB sales represented approximately 75% of the company’s total sales for both the first quarter of 2003 and 2002. The marginal increase in sales revenue compared to the first quarter of 2003 was attributable to an increase in OSB and plywood sales revenue, partially offset by a decline in veneer and lumber sales revenue.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three months ended March 31, 2003 and 2002
(Unaudited)

High Level OSB - During the quarter, sales from the High Level operation were $12.5 million compared to $11.3 million in 2002, representing an increase $1.2 million. The increase in sales is attributable to a 9.7% increase in shipment volumes while prices were relatively consistent with 2002.

Non-OSB — Non-OSB sales increased by $3.2 million (17.4%) compared to the first quarter of 2002. This increase is attributable to the substantial increase in shipment volumes of both specialty and sheathing plywood partially offset by the decline in veneer shipment volumes. Sales of specialty plywood in the first quarter of 2003 were $18.0 million compared to $13.9 million in 2002, representing an increase of $4.1 million or 29.5%. The increase in plywood sales was attributable to a 50.4% increase in shipment volumes which was partially offset by a 14.0% decline in the average sales price.

Other — Other sales were $57.1 million in the first quarter of 2003 compared to $59.3 million in 2002. Sales from the company’s 100 Mile House and Grande Prairie OSB facilities increased by $0.9 million compared to the first quarter of 2002. The overall increase in sales from these two facilities is explained by a 2.4% decline in shipment volumes offset by a 4.0% percent increase in OSB prices. Lumber sales declined by $2.9 million compared to the first quarter of 2002, to $0.8 million, as the Abbotsford finger-joined lumber facility was temporarily shut-down due to poor market conditions.

Cost of products sold

Cost of products sold in the first quarter of 2003 was $62.7 million compared to $62.6 million in 2002. The consistency of cost of products sold year over year reflects the fact that OSB shipment volumes were consistent with the corresponding period in the prior year while the increase in plywood shipment volumes was offset by the decrease in veneer and lumber shipment volumes. OSB cost of products sold was $44.3 million compared to $44.0 million in 2002 as shipment volumes and per unit production costs remained stable.

High Level OSB — OSB cost of products sold for the company’s High Level facility were $10.1 million compared to $9.9 million in 2002 as shipment volumes increased by 9.7% and per unit production costs decreased by 8.1%. EBITDA increased by $0.8 million primarily as a result of the increase in shipment volumes and reduction in per unit production cost experienced during the quarter.

Non OSB — Specialty plywood and veneer cost of products sold increased by $2.2 million (14.4%) compared to the first quarter of 2002 primarily as a result of a 50.4% increase in shipment volumes of plywood which was partially offset by a reduction in per unit cost associated with the additional commodity sheathing volumes shipped. EBITDA increased by $1.3 million on account of increased production and shipment of specialty plywood which has allowed the company to improve its profitability.

Other — Cost of products sold for the company’s 100 Mile House and Grande Prairie OSB facilities was $34.2 million in the first quarter of 2003 compared to $35.1 million in 2002, representing a decrease of 2.6%. This decrease is explained primarily by a 2.4% decline in shipment volumes compared to 2002. Lumber cost of products sold decreased by $2.4 million to $1.0 million due to a 75.2% reduction in shipment volumes following the temporary shut-down of

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three months ended March 31, 2003 and 2002
(Unaudited)

the mill on December 20, 2002. EBITDA increased by $0.7 million primarily as a result of improved OSB prices.

Selling and administration expense for the first quarter of 2003 decreased by $1.3 million, to $4.1 million in the first quarter of 2003. The decrease in selling and administration costs reflects the company’s continued efforts to reduce costs.

Amortization of capital assets for the first quarter of 2003 was $8.2 million compared to $8.3 million in the corresponding period in the prior year. Amortization is consistent with the first quarter of 2002 as OSB production volume was generally consistent with the first quarter of 2002.

Operating earnings increased by $3.6 million (28.6%) compared to the first quarter of 2002. The improvement in operating earnings is explained primarily by a 3.2% increase in OSB prices and a $1.3 million reduction in selling and administration costs.

Finance expense, excluding unrealized foreign exchange loss on US$ denominated debt was $15.0 million compared to $15.8 million in 2002, representing a decrease of $0.8 million.

During the quarter the company recognized other income of $0.5 million compared to $1.0 million in 2002. The decrease in other income relates to the increase in the foreign exchange loss associated with the company’s working capital, from $0.1 million in 2002 to $0.4 million in 2003.

The company recognized a $30.9 million unrealized foreign exchange gain associated with its US$ denominated debt in the quarter compared to a gain of $0.4 million in 2002. The substantial gain recognized in 2003 reflects the appreciation in the value of the Canadian dollar vis-a-vis the US dollar (from a rate of $US 0.6339 per Canadian dollar at December 31, 2002 to a rate of $US 0.6813 per Canadian dollar at March 31, 2003).

Income tax expense for the first quarter of 2003 was $6.5 million compared to a recovery of $0.6 million in 2002. The tax expense in 2003 reflects the significant increase in pre-tax income and the treatment of the unrealized foreign exchange gain as a capital item.

Operating Highlights

Overall, OSB production volume in the first quarter of 2003 increased by 2.4% compared to 2002. During the quarter the company’s newest OSB plant in High Level, Alberta, experienced significant productivity improvements. Compared to the first quarter of 2002, the High Level facility generated an 18.6% increase in production volume. The High Level facility operated at 65% of its design capacity during the first quarter of 2003. OSB production volume at the company’s 100 Mile House and Grande Prairie facilities was generally consistent with the prior year.

Plywood production volume increased by 44.1% compared to the first quarter of 2002. The substantial increase in plywood production volume is attributable to the company’s efforts to maximize the production volume to lower per unit costs, along with improved market conditions for commodity sheathing.

Veneer production increased by 17.6% in the quarter compared to 2002 reflecting the increased need for veneer to produce the company’s specialty and sheathing plywood. Due to the market

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three months ended March 31, 2003 and 2002
(Unaudited)

related shut-down of the company’s finger-joined lumber facility there was no production of lumber during the quarter.

Cash Flow and Liquidity

Cash used in operations, after changes in non-cash working capital, was $22.1 million for the first quarter of 2003 compared to $26.8 million in the first quarter of 2002. The significant use of cash by our operations is explained by the increase in non-cash working capital. Non-cash working capital increased by $33.6 million in 2003 compared to $34.3 million in 2002. The increase in non-cash working capital in both 2003 and 2002 is explained by the seasonal build-up of log inventories. The reduction in cash utilized by our operations compared to the corresponding period in 2002 is attributable to the $3.6 million increase in operating earnings year over year.

During the quarter, capital expenditures totaled $1.9 million compared to $1.0 million in the first quarter of 2002. The majority of the company’s capital expenditures in the first quarter of 2003 were focused on the Grande Prairie and High Level OSB operations.

At March 31, 2003 we had $57.0 million in cash available compared to $80.2 million at December 31, 2002 and $60.2 million at the end of the first quarter of 2002. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. Our cash flow is subject to general economic, industry, and legislative conditions that are beyond our control.

Outlook

Despite the economic uncertainty that exists, we are encouraged by the significant productivity improvements at our High Level OSB facility. The High Level facility continues to provide the company with a significant opportunity for improvement in operating and financial results. Improvements in the production volumes at the Grande Prairie OSB facility are also anticipated, thereby allowing us to increase the volume of OSB delivered to our customers.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three months ended March 31, 2003 and 2002
(Unaudited)

	Three months ended March 31, 2003 ($000's)

	High Level	Non-OSB	Other	Total

Sales	$12,454	$21,568	$57,143	$91,165
Amortization	1,545	970	5,648	8,163
Operating earnings	728	1,907	13,530	16,166
Operating earnings before amortization plus interest and other income	2,334	2,986	19,477	24,797
Assets	157,210	56,586	329,049	542,845
Capital expenditures	435	260	1,184	1,879

	Three months ended March 31, 2002 ($000's)

	High Level	Non-OSB	Other	Total

Sales	$11,333	$18,350	$59,258	$88,940
Amortization	1,270	1,082	5,944	8,297
Operating earnings	74	363	12,146	12,582
Operating earnings before amortization plus interest and other income	1,473	1,654	18,766	21,893
Assets	170,331	51,241	349,253	570,825
Capital expenditures	728	72	192	993

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2003

AINSWORTH LUMBER CO. LTD.

By: /s/ James Logan James Logan Senior Vice President Chief Financial Officer